

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

July 28, 2006

Mr. Michael S. Gross
Chairman, Chief Executive Officer and Secretary
Marathon Acquisition Corp.
33 West 55th Street
New York, New York 10019

> **Re: Marathon Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-134078**
> **Amendment Filed on June 29, 2006**

Dear Mr. Gross:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that a number of the exhibits to the registration statement, in particular the various forms of securities, the underwriting agreement and the legal opinion, have yet to be filed. Please note that the staff will need the opportunity to review and comment as necessary on such amendments. Therefore, the staff requests that all such amendments be filed with the next amendment.

2.   The staff notes your response to our previous comment concerning the inclusion of the Rule 512(a) undertakings. However, inasmuch as the common stock and warrants which comprise the units do not begin trading immediately but only at some point in the future after the occurrence of certain events, the staff continues to believe that the Rule 512(a) undertakings should be provided. Please revise.

Prospectus Summary, page 1

3.   We note the disclosure on page one and throughout the prospectus pointing to the significance of Mr. Gross' involvement in the process of locating a business combination target for the company based upon his business experience. In particular, we note Mr. Gross' experience with Apollo Management, L.P. in locating business opportunities in the United States and Western Europe. Given Mr. Gross' continued involvement, either directly or indirectly, in such entities and the business plan of the company to seek business combination targets in the same locations, it appears to the staff that: (i) there are actual as well as potential conflicts of interests resulting from Mr. Gross' involvement with both the company and the Apollo Management entities which need to be discussed in detail (including, as applicable any policies or procedures by which Mr. Gross will prioritize his obligations to the company and the Apollo Management entities, respectively); and (ii) Mr. Gross, in his work on behalf of the Apollo Management entities is simultaneously evaluating potential business combination targets for the company, which such contacts and/or consideration should be disclosed and discussed in adequate detail. Please revise or advise.

4.   The staff notes that the company is obligated to consummate its initial acquisition with an entity or entities whose fair value is equal to at lease 80% of the "balance in the trust account" as opposed to the "net assets" of the company. Please provide a discussion to clarify any differences between the two terms.

5.   Please expand the discussion in the last full paragraph on page 6 to clarify the sale restrictions imposed on Marathon Investors, LLC to the extent there are restrictions in addition to those set forth in the warrant purchase documents (e.g., those restrictions set forth in the Ken Worm letter, dated January 21, 2000).

Risk Factors, page 14

6.   Expand the disclosure in the fifth risk factor to provide that waivers obtained by the company may be held to be unenforceable by operation of law.

7.   In the new risk factor concerning the exercise of warrants on page 23, add disclosure to discuss, as applicable, any differences in the treatment of the warrants purchased by the existing stockholders from those purchased by the public stockholders.

Marathon Acquisition Corp. – Am. 1 to S-1 – Accounting Comments

Note 3 – Proposed Public Offering, page F-9

8.   We have reviewed your response to prior comment 32 regarding the offer and sale of the warrants and the securities underlying the warrants. However, paragraph 14 of EITF 00-19 states that, if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).

Please tell us how you have considered this guidance in EITF 00-19 in your proposed accounting for your warrants. It is not clear if your warrant agreement explicitly specifies the circumstances under which net cash settlement would be permitted or required or if it states you have no obligation to settle the warrant in the absence of an effective registration statement and that the warrants can expire unexercised or unredeemed.

* * * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Steven B. Boehm, Esq.
        Fax: (202) 637-3593